KCD FINANCIAL, INC.

FINANCIAL STATEMENT

PURSUANT TO SEC RULE 17A-5(d)

December 31, 2024

<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KCD Financial Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3061 ALLIED STREET SUITE B

(No. and Street)

GREEN BAY	**WI**	**54304**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL BLUMENSCHEIN 9203473400   JOELB@KCDFINANCIAL.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FLYNN & COMPANY

(Name – If individual, state last, first, and middle name)

7800 E. KEMPER ROAD SUITE 150	**CINCINNATI**	**OH**	**45249**
(Address)	(City)	(State)	(Zip Code)
11/17/2009		**3876**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL BLUMENSCHEIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCD FINANCIAL INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEXIS RABAS NOTARY PUBLIC STATE OF WISCONSIN

Signature: [signature]

Title: FTVOP

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KCD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

CONTENTS



Flynn&Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of KCD Financial, Inc.

Disclaimer of Opinion on the Financial Statements

We were engaged to audit the accompanying statement of financial condition of KCD Financial, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). The Company did not appropriately recognize revenue and related commission expense in the appropriate period, which impacts account balances for accounts receivable and accounts payable, as such we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial statements, and we do not express, an opinion on these financial statements.

Basis for Disclaimer of Opinion

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Flynn & Company, Inc.

We have served as KCD Financial, Inc.'s auditor since 2025.
Cincinnati, OH
May 30, 2025

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

KCD Financial, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Assets

Cash and Cash Equivalents	$641,852
Clearing Deposit	31,573
Due from broker	7,855
Short Term Treasury(HTS)	273,774
Accounts Receivable - Concessions	444,397
Accounts Receivable - Other	67,462
Fixed Assets (Net of accumulated depreacation of 14069)	0
Prepaid Expense	57,849
Other Assets	20,000
Right of Use Office lease	25,625

Total Assets	**$1,570,387**

Liabilities and Shareholders' Equity

Liabilities

Accounts Payable and Accrued Expenses	$749,822
Credit Card	16,781
Income tax payable	55,376
Deferred Revenue	107,039
Office lease	

Total Liabilities	**$929,018**

Shareholders' Equity

Preferred Stock ($0.001 par value)*	
Common Stock ($0.001 par value)**	$1
Additional Paid in Capital	125,306
Treasury Stock	(11,000)
Retained Earnings	503,131
Total Shareholders' Equity	**$617,438**

Total Liabilities and Shareholders' Equity	**$1,546,456**

* 10,000 authorized, 0 outstanding
** 50,000 authorized, 8,384 issued and 8,250 outstanding

The accompanying notes to the financial statement
are an integral part of this statement

Note 1. Business Activity and Significant Accounting Policies

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in Green Bay, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents:
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Reserves and Custody of Securities: The Company did not hold securities for sale, nor did it hold customer securities at December 31, 2024. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable – Concessions: Accounts receivable concessions are reported at contract value, less estimates for uncollectible amounts based on experience relative to the population of accounts receivable.

Deferred Revenue: Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Furniture and Equipment: During the year, no new computer hardware was purchased. Previous purchased items were set to depreciate on a 5-year schedule.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes. As of December 31, 2024, the company has income tax payable of $55,376

3

Deferred Income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance in de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

On December 22, 2017 The President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, ect. However, there is no impact to these financial statements other than a reduced federal corporate tax rate.

Note 2. Clearing Deposit

In accordance with the agreement with its clearing broker, Hilltop Securities, Inc. (HSI), the Company is required to maintain cash deposits in the amount of $30,000. The Company is dependent on HSI for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2024 the Company maintained $31,573 in clearing deposits at HSI and $32,569 in cash at another financial institution, to satisfy regulatory requirements.

Note 3. Net Capital Requirements and Filing Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $ 446,802, which was $ 396,80 in excess of its required net capital of $50,000. At December 31, 2024, the Company's net capital ratio was 2.08 to 1.

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2024. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by Rule 17a-5 of the Securities and Exchange Commission.

Note 4. Shareholders' Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

Common stock consists of 50,000 authorized, 8,384 issued and 8,250 outstanding with a par value of $0.0001 per share.

Preferred stock consists of 10,000 authorized, and none outstanding with a par value of $0.0001 per share.

No preferred dividends were declared for fiscal year 2024, as no preferred stock outstanding and common dividends were declared in the amount of $10.00 per share for a total payment of $82,500, last dividend was paid on December 30, 2024.

Note 5. Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company. The companies share personnel and other services. The Company did pay a cash dividend during the year to its affiliated company in the amount of $62,500.

Note 6. Operating Lease

The Company will recognize leases in accordance with FASB ASC Topic 842 "Leases", beginning January 1, 2019. That guidance was amended to require public business entities to recognize a right-of-use asset and lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal years beginning after December 15, 2018, which is different than the effective date for nonpublic business entities. Management believes the impact of the amendment to Topic 842 will have no material impact on its statement of financial condition.

The Company leases office space under a lease agreement which expires March 31 2025.

The following is a schedule, by years, of future minimum payments under the new operating lease in effect as of December 31, 2020:

2025	$20,791
2026	$ 7,012

Note 7. Commitments and Contingencies

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. Currently, the Company is subject to two matters. Currently those matters are scheduled for mediation and the Company does not expect any material consequences from arising from the mediations.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims and may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of December 31, 2024.

Note 8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with two financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. On December 31, 2024 The Company held cash which exceeded the balance insured by the FDIC by $266,519, which sweeps to other financial institutions allowing for the balance to be covered under FDIC insurance. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing Broker's obligation to comply with rules and regulations of the SEC and FINRA.

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Note 10. Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment advisory, and Investment planning.
The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.
The Company's operations constitute a single operating segment and therefore, a single reportable segment,

because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 11. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through May 30, 2025, the date financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.